October 3, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:  Global Clean Energy Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2010
         Filed March 25, 2011
         File No. 000-12627

Dear Ms. Howell and Mr. Reynolds:

This letter will respond to the Staff’s letter of comments, dated September 21, 2011, to Global Clean Energy Holdings, Inc. (“Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”).   Our responses correspond to the numbers you placed adjacent to your comments.

Management’s Discussion and Analysis of Financial Condition and results of Operations Liquidity and Capital Resources, page 25.  Staff’s comment“…please describe in detail how you plan to fund your existing operations, including your general and administrative expenses, over the next 12 months and expand your disclosure to describe and quantify the type of proceeds you expect to receive during the year.”

1. We acknowledge that the description of our plans for funding our operations for the 12-month period following the filing of the Form 10-K may not have contained sufficient specifics regarding the source or quantity of proceeds that this Company expected to receive, and we agree to provide additional information and specifics in future filings to the extent available, material and reliable.  Please note, however, that certain of the disclosures provided in the Form 10-K could not be more specific because of the early stage of this Company’s current operations (we are a new company in a new industry operating a newly planted farm that has not yet matured) and because of the uncertainty of agreements that we expected to enter into (we had received non-binding indications of additional smaller advisory agreements).   Accordingly, while we agree that, in future filings, we will provide more details regarding our plans to fund our operations, we believe that disclosure in the Form 10-K could not have been significantly enhanced.

In considering the details to be contained on page 25 of the Form 10-K regarding the proceeds we expected to receive, we considered the three possible sources of funds, and then evaluated the disclosure that we could provide regarding the amount of these funds.  The three sources of proceeds were: (i) Proceeds from our Jatropha operations in Mexico; (ii) Proceeds from advisory services; and (iii) Payments received from our Mexico joint venture.  The following will summarize our analysis of what we could disclose in the Liquidity and Capital Resources portion of the Form 10-K:

(i)      Jatropha sales.   We anticipate that in the future, revenues from the sale of Jatrohpa oil produced from our Mexico farms will significantly contribute to funding our operating expenses.  However, our Jatropha bio-fuels operation currently consists of approximately 5.3M newly planted Jatropha trees that have not yet matured to a stage where they produce commercial quantities of Jatropha seeds.  Since this is a new business from which we have not yet derived significant revenues, and because producing bio-fuels from Jatropha oil is a new business with no commercial precedent, we could not estimate if any revenues would be received from our farms in 2011, or the amount of any revenues that the Jatropha operations would produce in 2011.  Therefore, we did not address Jatropha sales projections in the Form 10-K.  We agree, however, that once we commence generating recurring revenues from Jatropha harvests, we will include a discussion about such proceeds in future filings.

(ii)       Proceeds from advisory services.   We did disclose that we received proceeds from providing advisory and consulting services to third parties regarding Jatropha farm operations.  We also disclosed the amounts received in the prior year ($354,774).  However, because these consulting agreements to date have been shorter agreements (typically less than six months), and because of the uncertainty of the new advisory agreements we expected to receive in 2011, we concluded that we could not provide specific forward looking information about the quantity of advisory service revenues to be received.  For example, at the time of the filing of our Form 10-K, we had received non-binding confirmation from one of our advisory clients that during 2011 we would receive several additional smaller Jatropha advisory agreements that would partially fund our general and administrative expenses.  However, we could not disclose these tentative agreements because the agreements had not been signed and each was a short-term, smaller agreement that, individually is not a material agreement (and, in any event, would be entered into in the ordinary course of operations).  Because of this lack of certainty, we did not provide additional disclosure about our future advisory service revenues.

(iii)      GCE Mexico payments.    Our sole reliable and predictable source of revenues consists of monthly payments that GCE Mexico pays us a fee to reimburse us for a portion of our corporate overhead and for costs associated with managing the Jatropha farms in Mexico.  We disclosed in the Form 10-K that in fiscal 2010, the total amount of payments that we received from GCE Mexico was $280,476.  We also stated that we expected that this fee would increase as the size of the GCE Mexico operations increases.  However, because the amount and timing of the increase in this payment was uncertain (it depends on future property acquisitions), we could not provide specific quantitative information about these future payments.

We agree that we will provide more detailed disclosure in future filings (both in Forms 10-Q and 10-K) regarding revenues expected to be received from Jatropha sales (once these become established) and payments from GCE Mexico.  To the extent that we enter into any material or longer-term advisory agreements, we will also disclose those agreements and the effect that those agreements will have on our ability to fund our cost of operations.  However, we respectfully contend that in the Form 10-K  we could not have provided a more detailed description of our plan to fund our operations because of the uncertainties we were facing at the time the Form 10-K was filed.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A – Organization and Significant Accounting Policies
Cash and Cash Equivalents, page F-9
Staff’s comment “Please note that cash which is restricted as to the withdrawal or usage should be separately identified in the balance sheet.  In addition, please revise your disclosure to state the provisions of any restrictions.  Please refer to the guidance in Rule 5-02(1) of Regulation S-X.”

2. The funds that we have referred to as “reserved” were provided to us by our GCE Mexico joint venture partners solely for use with the Mexico operations.  However, the Company’s cash is not restricted based on the guidance in Rule 5-02(1) of Regulation S-X.  There are no legally restricted deposits held as compensating balances.  No contracts have been entered into or company statements that restrict any particular deposits.  Funds received for investment in GCE Mexico I, LLC will be used in accordance with the Joint Venture Agreement.  Based on corporate documents, management has “full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company.”  This includes cash management.

We acknowledge that the word was inappropriate and apologize for the confusion it caused.  We will remove the word “reserved” in all of our future filings and will replace it with more descriptive verbiage for future reporting.

Revenue Recognition, page F-10
Staff’s comment  “Please revise your disclosure to state your revenue recognition policy as it relates to each of your revenue streams (e.g. advisory services, agricultural products).  In addition, disclose any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, discounts, etc.) and the related accounting policies.”

3. Current disclosure:

Revenue Recognition

Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; collectability is reasonably assured; and title and the risks and rewards of ownership have transferred to the buyer. Value added taxes collected on revenue transactions are excluded from revenue and are included in accounts payable until remittance to the taxation authority.

We will add in our next periodic report, the following detail our revenue recognition policy disclosure as it relates to our revenue streams:

The Company’s primary source of revenue will be crude Jatropha oil.  Revenue will be recognized net of sales or value added taxes and upon transfer of significant risks and rewards of ownership to the buyer. Revenue is not recognized to the extent where there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods. One type of revenue the Company currently has is advisory services.  The Company provides development and management services to other companies regarding their bio-fuels and/or feedstock-Jatropha development operations, on a fee for services basis.  The advisory services revenue is recognized as soon as the work is done on each separate contract. Another significant source of revenue is Mexican government agricultural subsidies.  Due to the uncertainty of these payments, the revenue is recognized when the payments are received.

Staff’s comment “Please tell us whether these revenue streams represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination.  If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20.”

4. Our advisory services and product sales do not represent separate operating segments as defined in FASB ASC 280-10-50-1.   All services and products sold, whether Jatropha seeds or some other byproduct, are directly related to Jatropha farming.    At this time all possible alternative revenue streams are immaterial to our financial statements.  If any one of those alternatives becomes material in cost allocation and revenue generated, we will properly disclose this segment separately.   All operating results are reviewed in total and not separately.  No discrete information is available.

Exhibits

Staff’s comments “Exhibits 10.18, 10.19 and 10.24 are missing schedules, attachments and/or exhibits.”

5. Based on our review, it appears that all exhibits and schedules have been filed with Exhibit 10.18. Should we be mistaken, we respectfully request further information as to which exhibits/schedules are missing from the Exhibit 10.18.  We also note that the Commission reviewed this exhibit/agreement and the other exhibits in 2009 (which review resulted in the filing of this agreement on December 31, 2009).  On January 22, 2010, we received a letter (signed on behalf of John Reynolds) that the Commission had completed its review of the prior Form 10-K (which involved Exhibit 10.18) and had no further comments.

We will file Exhibits 10.19 and 10.24 with our next period report.

Staff’s comments “Exhibits 10.1 to Form 10-Q filed May 20, 2009 is missing exhibits, schedules and/or attachments.”

Exhibit 10.1 to Form 10-Q on May 20, 2009 seems to be complete.  The Stock Purchase agreement seems to be complete and correctly filed.  Please advise which exhibits the Commission believes are missing.

Staff’s Comment “We note that all or portions of Exhibits 10.18, 10.23, and 10.24 are filed in an improper electronic format.”

6. The Lodemo Services Agreement, Exhibit 10.18, also was filed in response to a comment letter issued in 2009 by the Commission and was thereafter reviewed by the Commission in 2009.  We filed that agreement as requested by the Commission at that time, and received the January 22, 2010 letter from the Commission confirming that the Commission has completed its review and had no further comments.

We acknowledge that some of the exhibits are in an improper electronic format.  We will file Exhibits 10.19, 10.2 and 10.24 in the proper electronic format with our next periodic report.

Staff’s comment “In addition, Exhibit D to Exhibit 10.17 is not in English.  Please file an English translation, as required by Item 12b-12(d) of the General Rules and Regulations, Securities Exchange Act of 1934.”

B.  Exhibit D to Exhibit 10.17 will be translated to English prior to our filing that exhibit with the next periodic report.

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely,

/s/  Bruce Nelson

Bruce, Nelson, Chief Financial Officer
Global Clean Energy Holdings, Inc.

Cc:          Mr.  Richard Palmer
                Mr. David Walker
Mr. Ross Youngberg, CPA
Mr.  Rob Summers, CPA
Ms. Alawna Echols , CPA
Mr.  Istvan Benko, Esq.
Ms.  Donna Reilly, CPA